UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-35644

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Bellatrix Exploration Ltd.

(Translation of registrant's name into English)

1920, 800 5th Avenue SW

Calgary, Alberta  T2P 3T6

Canada

 (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.

Date: October 15, 2013	By:	/s/ Edward J. Brown
	Name:	Edward J. Brown
	Title:	Executive Vice President, Finance & CFO

EXHIBIT INDEX

Exhibit	Description

99.1	News Release Dated October 15, 2013 - Bellatrix announces that it has entered into a third strategic joint venture, a $240 million partnership, with Troika Resources Private Equity Fund which is based in Seoul Korea.
99.2	News Release Dated October 15, 2013 - Bellatrix Exploration Ltd. announces $576 million strategic acquisition of Angle Energy Inc. creating a dominant growth oriented cardium and Lower Mannville focused oil and gas company
99.3	News Release Dated October 15, 2013 - Bellatrix Exploration Ltd. announces $175 million bought deal financing